Filed Pursuant to Rule 433 under the Securities Act of 1933

Free Writing Prospectus dated December 7, 2021

Relating to Preliminary Prospectus Supplement dated December 7, 2021

Registration Nos. 333-255119, 333-255119-01, 333-255119-02, 333-255119-03,

333-255119-04, 333-255119-05 and 333-255119-06

BROOKFIELD BRP HOLDINGS (CANADA) INC.

US$260,000,000 4.875% Perpetual Subordinated Notes (the “Notes”)

The information in this pricing term sheet should be read together with the preliminary prospectus supplement dated December 7, 2021 relating to the offering of the Notes (“Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and the related base prospectus dated April 8, 2021, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	Brookfield BRP Holdings (Canada) Inc. (the “Issuer”)

Guarantors:

Brookfield Renewable Partners L.P. (the “Partnership”)

Brookfield Renewable Energy L.P. (“BRELP”)

BRP Bermuda Holdings I Limited (“LATAM HoldCo”)

Brookfield BRP Europe Holdings (Bermuda) Limited (“Euro HoldCo”)

Brookfield Renewable Investments Limited (“InvestCo”)

BEP Subco Inc. (“Canada SubCo”, and together with the Partnership, BRELP, LATAM HoldCo, Euro HoldCo and InvestCo, the “Guarantors”)

Security:	4.875% Perpetual Subordinated Notes

Security Ratings*:	S&P: BBB- DBRS: BBB (low) Fitch: BBB-

Ranking:	Subordinated unsecured

Principal Amount of Notes:	US$260,000,000. There will be no Over-Allotment Option.

Denominations:	US$25 and integral multiples of US$25 in excess thereof

Price to Public:	100% (plus accrued interest, if any, from and including December 9, 2021 if settlement of the Notes occurs after that date)

Pricing Date:	December 7, 2021

Settlement and Issue Date:	December 9, 2021 (T+2)

Maturity Date:	Perpetual securities in respect of which there is no fixed maturity date or fixed redemption date

Coupon:	4.875%

Regular Record Dates for Interest:	January 15, April 15, July 15 and October 15, whether or not such day is a business day

Interest Payment Dates:	January 30, April 30, July 30 and October 30, commencing April 30, 2022, subject to optional interest deferral (in whole or in part)

Day Count Convention:	30/360

Optional Interest Deferral:	Interest which accrues during an Interest Period will be due and payable on the relevant Interest Payment Date, unless the Issuer elects, in its sole discretion, to defer the relevant payment of interest (in whole or in part). The Issuer may, at its discretion, elect to defer any payment of interest (in whole or in part) which is otherwise scheduled to be paid on an Interest Payment Date; provided that any such deferred interest shall become due and payable on the date the Issuer declares any distributions on any of the Issuer’s common shares or preferred shares. If the Issuer elects not to make all or part of any payment of interest on an Interest Payment Date, then neither the Issuer nor any Guarantor will have any obligation to pay such interest on the relevant Interest Payment Date. Deferred interest will accrue, compounding on each subsequent Interest Payment Date, until paid. Such deferral will not constitute an Event of Default or any other breach under the Indenture, the Notes and the Guarantees.

First Call Date:	December 9, 2026

Optional Redemption:	At any time on or after December 9, 2026, the Issuer may, at its option, redeem the Notes, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

Optional Rating Event Redemption:	At any time, within 180 days following the occurrence of a Rating Event, the Issuer may, at its option, redeem all (but not less than all) of the Notes at a redemption price equal to 102% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

Optional Tax Redemption:	At any time, after the occurrence of a Tax Event, subject to applicable laws, the Issuer may, at its option, redeem the Notes (in whole but not in part) at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the relevant redemption date.

Use of Proceeds:	The Partnership intends to use the net proceeds from this offering to finance and/or refinance investments made in renewable power generation assets or businesses and to support the development of clean energy technologies that constitute Eligible Investments, including (1) the potential redemption of the Partnership’s Class A Preferred Limited Partnership Units, Series 5, and (2) the potential redemption of the Partnership’s Class A Preferred Limited Partnership Units, Series 11, which are redeemable at the option of the Partnership on April 30, 2022. The proceeds of any such securities to be redeemed had been used, directly or indirectly, to finance Eligible Investments. In addition, any net proceeds of this offering that are not used for such redemptions will be used, directly or indirectly, to finance Eligible Investments. Pending the allocation of an amount equal to the net proceeds of the Notes to finance or refinance Eligible Investments, the unallocated portion of the net proceeds may be temporarily used for the repayment of the Partnership’s outstanding indebtedness.

Listing:	The Notes constitute a new issue of securities with no established trading market. The Issuer intends to apply to list the Notes on the NYSE. If the application is approved, the Issuer expects trading on the NYSE to begin within 30 days of the initial issuance of the Notes.

CUSIP:	11259P 208

ISIN:	US11259P2083

Joint Book-Running Managers:	Wells Fargo Securities, LLC BofA Securities, Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Co-Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. Santander Investment Securities Inc. SG Americas Securities, LLC

Additional Changes to the Preliminary Prospectus Supplement

Changes throughout the Preliminary Prospectus Supplement: Deletion of references to the Over-Allotment Option and related modifications

*	Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Notes will not be offered or sold, directly or indirectly, in Canada or to any residents of Canada.

MiFID II professionals/ECPs-only/No PRIIPs Key Information Document: The manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document has been prepared as the Notes are not available to retail investors in the EEA.

The Issuer and the Guarantors have filed a joint registration statement (including a short form base shelf prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the short form base shelf prospectus in that registration statement, the preliminary prospectus supplement and other documents the Partnership has filed with the SEC for more complete information about the Issuer, the Partnership and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC at 1-800-645-3751; BofA Securities, Inc. toll-free at 1-800-294-1322; J.P. Morgan Securities LLC at 1-212-834-4533; Morgan Stanley & Co. LLC toll-free at 1-866-718-1649; or RBC Capital Markets, LLC toll-free at 1-866-375-6829.

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